ELLENOFF GROSSMAN & SCHOLE LLP
ATTORNEYS AT LAW
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VIA EDGAR TRANSMISSION

March 10, 2010

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SOKO Fitness & Spa Group, Inc.
Amendment No. 6 to Form S-1
Filed February 2, 2010
File No. 333-151563

Dear Mr. Owings:

On behalf of SOKO Fitness & Spa Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission as a correspondence, this letter setting forth our proposed responses to the Staff’s comment letter dated February 23, 2010 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Per our recent telephone conversations with the Staff, the purpose of this letter is for the Staff to review certain of the accounting related responses prior to a formal filing of the next amendment to the Registration Statement.  Accordingly, selected changed pages to the proposed revised Registration Statement relevant to the applicable comments that we have discussed with the Staff via telephone are included as an exhibit hereto as a pdf.

The Staff is advised that when the Company formally files Amendment No. 7 to the Registration Statement (“Amendment No. 7”), the Company will make additional updating changes in the Registration Statement in a manner consistent with the Staff’s comments and to update the Registration Statement generally.  Our intention is to file an Amendment No. 7 as soon as the Staff has reviewed and cleared this letter and the selected changed pages to the Registration Statement.

For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.

Amendment No.6 to Registration Statement on Form S-1

General

1.
We reviewed Exhibit 21.1 to your registration statement, the revised table on page 2 and your revised disclosure under the heading “Capital Expenditures” on page 43 describing the equity transfer agreement executed on December 1, 2009 by Mege Union relating to the acquisition of 51% of the equity interest in two fitness clubs in suburban Beijing for RMB 10 million (approximately U.S. $1.5 million) (the “Beijing acquisition”).  It does not appear that your registration statement has been updated throughout to give effect to the Beijing acquisition.  By way of example only, we note the following:

Mr. H. Christopher Owings
March 10, 2010

•
On page 1 in the second paragraph under the heading “Business,” on pages 28 and 49 in the first paragraph under the heading “Our Business” and on page 31 in the third paragraph under the heading “Plan of Operation,” you reference your “three” fitness centers, although it appears you now have five fitness centers;

•
On page 1 in the third paragraph under the heading “Background and Organization,” on page 30 in the first paragraph under the heading “Plan of Operation,” and on page 49 in the first paragraph under the heading “Overview,” you refer to “three majority (51%) owned operating subsidiaries,” although Exhibit21.1 lists four such subsidiaries after giving effect the Beijing acquisition;

•
On page 29 in the fourth paragraph under the heading “Our Business,” you state that you “currently operate one fitness center in Harbin (with about 8,000 members) and two fitness centers in Shenyang (with an aggregate of about 5,000 members)” but you have not revised this disclosure to address your new fitness centers in suburban Beijing;

•
On page 31 in the fifth paragraph under the heading “Plan of Operation,” you disclose the types of memberships for your initial three fitness clubs but you have not revised this disclosure to address your new fitness centers in suburban Beijing; and

•
On page 32 in the third paragraph, you disclose information regarding the amortization of your membership fees for your initial three fitness clubs but you have not revised this disclosure to address your new fitness centers in suburban Beijing.

These are only examples.  Please update your prospectus, as appropriate, to reflect the Beijing acquisition.  In this regard, please also confirm to us that when data in your prospectus speaks as of the date of the prospectus, you have updated this data to reflect the Beijing acquisition.  Please also file the equity transfer agreement related to this acquisition as an exhibit to your registration statement or tell us why it is not appropriate to do so.

The Company will update the Registration Statement in accordance with the Staff’s comments and will confirm at the time that Amendment No. 7 is filed that all data appearing in Amendment No. 7 will appropriately reflect the Beijing acquisition.

The Company believes that the equity transfer agreement pursuant to which it acquired a 51% interest in Beijing Natural Beauty Services Limited (“BNBS”) is not material, because neither the total net book value of BNBS (together with its branch) nor the consideration paid by the Company for the 51% equity interest in BNBS (which was 10 million Renmingbi (equivalent to approximately $ 1.5 million US dollars)), exceeded 10% of the total assets of the Company.  In addition, there was no transaction that was recognized separately from the acquisition of assets or assumption of liabilities in the acquisition.  The Company is providing the Staff via Federal Express a copy of unofficial translation of the equity transfer agreement.

Mr. H. Christopher Owings
March 10, 2010

Management's Discussion and Analysis of Financial Condition and Results . . . page 28

Our Business, page 28

2.
We reviewed your response to comment six in our letter dated December 17, 2009 and reissue this comment in part.  Since it appears that you expect significant increases in your operating expenses related to your growth and expansion plans, it seems appropriate to discuss this as a known trend at the outset of this section with appropriate cross-references to the more detailed discussion in your liquidity and capital resources setting forth your anticipated costs and how you intend to finance them, especially considering you have provided disclosure regarding your expected revenues as a result of your growth and expansion plans. Please revise or advise.

Amendment No. 7 will incorporate changes in accordance with the Staff’s comment and will address the significant increases in operating expenses related to the growth and expansion plans as a known trend at the outset of the “Our Business” section with cross references to the more detailed discussion in other sections of the Registration Statement.

Results of Operation, page 35

Net Income attributable to SOKO Fitness & Spa Group, Inc., page 36

3.
It appears that net income attributable to SOKO Fitness & Spa Group, Inc. for the three months ended November 30, 2009 increased by approximately $1.5 million to $3.2 million as compared to $1.7 million for the same period of the previous year.  Your current disclosure appears to have reversed these amounts. Please revise or advise.

Amendment No. 7 will incorporate changes in accordance with the Staff’s comment.  Please see the proposed corrected changes submitted herewith.

Liquidity and Capital Resources, page 40

4.
It appears that cash flows for the six months ended November 30, 2009 disclosed in the table of cash flows on page 40 differ from the amounts disclosed in the consolidated statements of cash flows on page F-6 and that the increase in net income in your discussion of net cash provided by operating activities is improperly computed.  Please revise or advise.

Amendment No. 7 will incorporate changes in accordance with the Staff’s comment.  Please see the proposed corrected changes submitted herewith.

Director Compensation, page 58

5.
We reviewed your response to comment seven in our letter dated December 17, 2009.  Please revise your disclosure under this heading to disclose, as you have in your response, the period used to determine the volume weighted average price that you used as an exercise price for the options granted to Mr. Kory.

Amendment No. 7 will incorporate changes in accordance with the Staff’s comment.  Please see the proposed corrected changes submitted herewith.

Mr. H. Christopher Owings
March 10, 2010

Financial Statements, page F-1

6.	Please disclose changes in the separate accounts comprising stockholders’ equity for the six months ended November 30, 2009. Refer to FASB ASC 505-10-50-2 and 810-10-50-1A.

The Company will add the following footnote to disclose the changes in noncontrolling interest and additional paid-in capital accounts in accordance with the Staff’s comment:

Noncontrolling interest represents the minority stockholders’ proportionate share of 49% of the equity of Yoga Wave and Yoga Wave II.

The Company’s controlling interest requires that Yoga Wave and Yoga Wave II’s operations be included in the Company’s Consolidated Financial Statements.

A reconciliation of Noncontrolling interest as of November 30, 2009 is as follows:

Balance as of May 31, 2009	$46,283
Noncontrolling interest at new acquired Yoga Wave II	30,406
Proportionate share of Net income from Yoga Wave	41,264
Proportionate share of Net Loss from Yoga Wave II	(203,415)
Proportionate share of other comprehensive loss	(63)

Balance as of November 30, 2009	$(85,525)

The change of $15,319 in additional paid-in capital account was a result of amortization of stock-based compensation expense that became vested during the period.

Please see the proposed corrected changes submitted herewith, on pages F-19 and F-20.

7.
Please revise the consolidated statements of income on pages F-4 and F-27 to disclose the amounts of consolidated comprehensive income and amount of comprehensive income allocated to parent and the non-controlling interest for each period.  Refer to FASB ASC 810-10-50-1 A.

The Company will revise the consolidated statements of income to disclose the amount of comprehensive income allocated to the Company and the non-controlling interest for each period in accordance with the Staff’s comment.  Please see the proposed corrected changes submitted herewith.

Notes to Condensed Consolidated Financial Statements, page F-5

Note 1- Basis of Presentation, page F-5

8.
Please revise to state that the condensed consolidated balance sheet information as of May 31, 2009, as opposed to November 30, 2009, was derived from the audited consolidated financial statements included in your Annual Report on Form 10-K/A for the year ended May 31, 2009.

Amendment No. 7 will incorporate changes in accordance with the Staff’s comment.  Please see the proposed corrected changes submitted herewith.

Mr. H. Christopher Owings
March 10, 2010

Note 20 - Subsequent Event, page 20

9.
Please provide us with your calculations to determine whether the acquisition of Beijing Natural Beauty Fitness Services, Ltd. met any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X.  If any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X exceeds 20% please provide the financial statements of Beijing Natural Beauty Fitness Services, Ltd. for the periods specified in paragraph (c) of the rule and the pro forma financial information required by Rule 8-05 of Regulation S-X.

In response to the Staff’s comment, and as also discussed in response to Comment 1 above, the Company has undertaken the requested calculations and believes that audited financial statements of BNBS are not required pursuant to Rule 8-04 of Regulation S-X because none of the conditions specified in paragraph (b) of such Rule exceeds 20% as provided for in paragraph (c) of such Rule.  For the three conditions, the Company performed the calculations as follows:

(1)	Company’s investment in BNBS of $1.5 million (10 million RMB), divided by total consolidated assets ($29,131,035), equals 5%, which is less than 20%;

(2)	The Company’s proportionate share of the total assets of BNBS: 51%*$803,557=$409,814, divided by the total assets of the Company ($29,131,035), equals 1%, which is less than 20%;

(3)	BDBS had net loss and therefore its income could not exceed 20% of income of the Company.

10.
Please provide the disclosures required by FASB ASC 805-10-50-2, 805-20-50-1 and 805-30-50-1 and/or describe which disclosures could not be made because the initial accounting for the acquisition of Beijing Natural Beauty Fitness Services, Ltd. was incomplete at the time the financial statements were issued or available to be issued and the reason why the disclosures could not be made.

The Staff is advised that the initial accounting for the acquisition of BNBS was incomplete at the time the financial statements were issued.  Per the Staff’s comment, the Company proposed to expand the disclosure of “Subsequent Events” in Amendment No. 7 as follows:

On December 1, 2009, Mege Union entered into an equity transfer agreement with Beijing Natural Beauty Fitness Services Ltd.  (“BNBS”) to acquire 51% of the equity interest in two fitness centers in suburban Beijing. The acquisition cost was RMB 10 million in cash (approximately U.S. $1.5 million). The purpose of this acquisition was to gain entry for the Company into the fitness market in the suburban Beijing and establish a presence in that market. Once the valuation report by a third-party independent valuation firm is available, goodwill is expected to be recorded to reflect the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets of the acquired interest in these two fitness clubs. Certain assets acquired from BNBS may also qualify for recognition as intangible assets apart from goodwill. The Company’s unaudited pro forma combined statements of income will be presented when information is made available.  The Company controls BNBS by controlling majority of the board of BNBS and is responsible for assigning key personnel.  The results of operations of BNBS will be included in the quarterly report on Form 10-Q for the quarter ended February 28, 2010.

The Company evaluated subsequent events through the date the financial statements were issued, which was January 14, 2010. There were no subsequent events that required recognition or disclosure other than as discussed above.

Mr. H. Christopher Owings
March 10, 2010

Please see the proposed corrected changes submitted herewith.

Amendment No.1 to Form 10-K for Fiscal Year Ended May 31, 2009

Exhibits 32.1 and 32.2

11.	Please revise to refer to the Annual Report on Form 10-K/A for the year ended May 31, 2009. Refer to Exchange Act Rule 12b-15 for guidance regarding amendments.

The Staff is advised that on February 24, 2010, the Company filed an exhibit amendment to the referenced Form 10-K/A in order to include appropriate changes.

We thank the Staff in advance for its consideration of this letter.  If the Staff would like to discuss these proposed responses or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:           Mr. Tong Liu, Chief Executive Officer
Friedman LLP